Exhibit 99.1

3 Pekeris St., Rabin Science Park, Rehovot 7670212, ISRAEL. Tel: 972-8-9462729, Fax: 972-8-9461729

NeuroDerm Announces Second Quarter 2015 Financial Results and Provides Corporate Update

- Company to host conference call and webcast today at 8:30 a.m. ET -

REHOVOT, Israel – August 6, 2015 – NeuroDerm Ltd. (NASDAQ: NDRM), a clinical stage pharmaceutical company developing drugs for central nervous system (CNS) diseases, today announced financial results for the second quarter ended June 30, 2015 and provided a corporate update.

“We recently closed a successful public offering that increased the Company’s cash position significantly, allowing us the necessary funds to pursue our activities and expand their scope. We are also pleased that our head-to-head pilot pharmacokinetic study in Europe comparing ND0612H, our subcutaneously delivered high dose product candidate for advanced Parkinson’s disease, with Duodopa®, an intraduodenally-delivered product requiring surgery is well underway, and we remain on track to complete this study and announce results before the end of 2015. Assuming positive results, and following a meeting with the EMA, we intend to conduct a definitive pharmacokinetic similarity study of ND0612H soon thereafter comparing it to Duodopa that should serve as the basis for approval in Europe,” said Oded Lieberman, PhD, CEO of NeuroDerm. “We also remain on track to initiate a Phase II study for ND0612H in the United States and Israel in the second half of 2015 which will assess the effect of ND0612H on “off” time and dyskinesia compared to standard LD/CD therapy. In addition, we intend to advance ND0612L, our low-dose product candidate for the treatment of moderate Parkinson’s disease, to pivotal and safety studies in both the United States and Europe by the end of 2015 or the beginning of 2016. This is a very exciting time for NeuroDerm as we look to our many upcoming milestones.”

Financial Results for the Quarter Ended June 30, 2015

Research and development expenses, net were $3.3 million in the three months ended June 30, 2015 compared to $1.5 million in the same period in 2014. The increase was primarily due to our ongoing clinical trials, production costs related to our Levodopa product candidates and apomorphine product candidate.

General and administrative expenses were $1.0 million in the three months ended June 30, 2015 compared to $0.8 million in the same period in 2014. An increase in payroll and related expenses, and an increase in share-based payments was partially offset by a decrease in professional expenses in the second quarter of 2015, due to the completion of our initial public offering (IPO) in 2014.

The Company reported a net loss of $5.8 million in the three months ended June 30, 2015 compared to $1.7 million for the same period in 2014. The increase was primarily due to the impact of changes in exchange rates on our cash balances in the three months ended June 30, 2015 and due to the increase in research and development expenses, net.

As of June 30, 2015, the Company had cash and cash equivalents and short-term bank deposits totaling $36.7 million, which does not include net proceeds of $72.3 million from the Company’s public equity offering that closed on July 21, 2015.

3 Pekeris St., Rabin Science Park, Rehovot 7670212, ISRAEL. Tel: 972-8-9462729, Fax: 972-8-9461729

The Company is a clinical-stage pharmaceutical company with a limited operating history, has not yet generated revenue from its operations and continues to incur significant research and development and other expenses related to its ongoing operations. The Company is still in the early stages of development of its product candidates. Accordingly, there is no assurance that the Company’s business will generate positive cash flow. As of June 30, 2015, the Company had an accumulated deficit of $140 million and its activities have been funded through public and private offerings of the Company's securities and issuance of convertible loans and warrants.

Conference Call Details

NeuroDerm will host a conference call at 8:30 a.m. ET today to discuss the Company’s 2015 second quarter financial results. Individuals can access the webcast in the Events and Presentations section of the Company’s website, by clicking here, or by dialing 888-572-7025 (U.S.) or 719-325-2428 (outside of the U.S.). The passcode is 2200500. A webcast will be archived on the website.

About NeuroDerm

NeuroDerm is a clinical-stage pharmaceutical company developing central nervous system (CNS) product candidates that are designed to overcome major deficiencies of current treatments and achieve enhanced clinical efficacy through continuous, controlled administration. In Parkinson’s disease, the company has four product candidates in different stages of development which offer a solution for almost every Parkinson’s disease patient from the moderate to the very severe stage of the disease. The company has developed a line of LD/CD product candidates administered through small belt pumps that deliver a continuous, controlled dose of LD/CD. The LD/CD line of product candidates includes: ND0612L and ND0612H, delivered subcutaneously, for moderate and for advanced Parkinson’s disease patients, respectively, and ND0680 for a subset of severe Parkinson’s disease patients whose symptoms have advanced to a highly advanced stage, requiring even higher doses of LD/CD. In addition, NeuroDerm is developing ND0701, a novel subcutaneously delivered apomorphine formulation for patients who suffer from severe Parkinson’s disease and who do not respond well to LD/CD. NeuroDerm is headquartered in the Weizmann Science Park in Rehovot, Israel.

Forward-Looking Statements

This press release contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended that involve risks and uncertainties. Such forward-looking statements may include projections regarding our future performance and may be identified by words like "anticipate," "assume," "believe," "continue," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "project," "future," "will," "seek" and similar terms or phrases. The forward-looking statements contained in this press release are based on management's current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks provided under "Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2014 filed with the Securities and Exchange Commission. Any forward-looking statement made by us in this press release speaks only as of the date hereof. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise

3 Pekeris St., Rabin Science Park, Rehovot 7670212, ISRAEL. Tel: 972-8-9462729, Fax: 972-8-9461729

NEURODERM LTD.

STATEMENTS OF FINANCIAL POSITION

(U.S. dollars in thousands)

	December 31,	June 30,
Assets:	2014	2015

Current Assets:
Cash and cash equivalents	$43,238	$13,011
Short- term bank deposits	-	23,705
Prepaid expenses and receivables	506	689
	43,744	37,405
Non-Current Assets:
Restricted bank deposit	50	52
Long-term prepaid expenses	-	158
Property, plant and equipment	120	155
	170	365
Total Assets	$43,914	$37,770

3 Pekeris St., Rabin Science Park, Rehovot 7670212, ISRAEL. Tel: 972-8-9462729, Fax: 972-8-9461729

NEURODERM LTD.

STATEMENTS OF FINANCIAL POSITION

(U.S. dollars in thousands)

	December 31,	June 30,
Liabilities and Shareholders’ Equity:	2014	2015

Liabilities:

Current Liabilities:
Accounts payable:
Trade	$54	$325
Other	3,354	3,193
	3,408	3,518
Shareholders payable	1,037	44
Total Liabilities	$4,445	$3,562
Shareholders’ Equity:
Share capital:
Ordinary Shares, NIS 0.01 par value – authorized – 160,000,000 shares at December 31, 2014 and June 30, 2015 , issued and outstanding –16,996,960 shares at December 31, 2014 and June 30, 2015	25	25
Additional paid-in capital	167,281	167,281
Share-based compensation capital reserve	5,091	6,143
Accumulated deficit	(132,629)	(140,028)
Foreign currency translation differences	(299)	787
Total Shareholders' Equity	39,469	34,208
Total Liabilities And Shareholders' Equity	$43,914	$37,770

3 Pekeris St., Rabin Science Park, Rehovot 7670212, ISRAEL. Tel: 972-8-9462729, Fax: 972-8-9461729

NEURODERM LTD.

STATEMENTS OF COMPREHENSIVE LOSS

(U.S. dollars in thousands, except per share data)

	Six months ended June 30,		Three months ended June 30,
	2014	2015	2014	2015
Operating expenses:
Research and development	$3,675	$5,509	$1,800	$3,689
Participation in research and development	(339)	(483)	(325)	(368)
Research and development, net	3,336	5,026	1,475	3,321
General and administrative	1,703	1,890	810	950
Operating loss	5,039	6,916	2,285	4,271
Financial income	*	384	607	44
Financial expenses	602	867	20	1,597
Financial (income) expenses, net	602	483	(587)	1,553
Net loss	5,641	7,399	1,698	5,824
Other comprehensive loss (income) -
Items that will not be reclassified
to profit or loss -
Foreign currency translation differences	64	(1,086)	103	(1,990)
Total comprehensive loss	$5,705	$6,313	$1,801	$3,834
Basic and diluted loss per ordinary share	$14.38	$0.44	$4.33	$0.34

* Represents amount less than $1 thousand.

3 Pekeris St., Rabin Science Park, Rehovot 7670212, ISRAEL. Tel: 972-8-9462729, Fax: 972-8-9461729

NEURODERM LTD.

STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Six months ended June 30,		Three months ended June 30,
	2014	2015	2014	2015

Cash Flows From Operating Activities:
Net loss	$(5,641)	$(7,399)	$(1,698)	$(5,824)
Adjustments in respect of:
Depreciation	20	20	12	10
Capital Loss	12	-	9	-
Interest and exchange differences of convertible loans	*	-	*	-
Changes in fair value of embedded derivatives	524	-	(366)	-
Changes in fair value of warrants	39	-	(241)	-
Share-based compensation to employees and service providers	34	1,052	16	498
Interest and exchange differences on Short- term deposits and restricted deposits	-	1,107	-	1,121
Exchange differences in respect of cash and cash equivalents	31	(297)	16	442
	(4,981)	(5,517)	(2,252)	(3,753)
Changes in asset and liability items:
Decrease (increase) in prepaid expenses and receivables	336	(171)	(42)	241
Decrease (increase) in long-term prepaid expenses	-	(143)	-	10
Increase (decrease) in accounts payable:
Trade	144	260	54	(101)
Other	1,676	(258)	123	992
Decrease in shareholders payable	-	(993)	-	(131)
	2,156	(1,305)	135	1,011
Net cash used in operating activities	(2,825)	(6,822)	(2,117)	(2,742)
Cash flows from investing activities:
Purchase of property, plant and equipment	(120)	(48)	(18)	(45)
Sale of property, plant and equipment	12	-	-	-
Short- term bank deposits	-	(23,510)	-	-
Restricted bank deposits, net	(57)	-	(1)	(1)
Net cash used in investing activities	(165)	(23,558)	(19)	(46)
Cash flows from financing activities:
Convertible loan and warrants issued	2,178	-	645	-
Net cash provided from financing activities	2,178	-	645	-
Decrease in cash and cash equivalents	(812)	(30,380)	(1,491)	(2,788)
Balance of cash and cash equivalents at beginning of period	2,435	43,238	3,122	15,425
Foreign currency translation differences
in respect of cash and cash equivalents	40	(144)	17	816
Exchange differences in respect of cash and
cash equivalents	(31)	297	(16)	(442)
Balance of cash and cash equivalents at end of period	$1,632	$13,011	$1,632	$13,011
Supplementary information:
interest received in cash	*	21	*	5

* Represents amount less than $1 thousand.

# # #

3 Pekeris St., Rabin Science Park, Rehovot 7670212, ISRAEL. Tel: 972-8-9462729, Fax: 972-8-9461729

NeuroDerm Contact:

Oded S. Lieberman, PhD MBA, CEO

oded@neuroderm.com

Tel.: +972-8-946 2729

Cell: +1-617-517 6077

U.S. Investor Contact:

David Carey

Lazar Partners Ltd.

dcarey@lazarpartners.com

+212-867-1762